

Snake Oil Song

PITCH DECK

DEEP IN THE AMAZON JUNGLE, **A MYSTERIOUS MAN** SPENDS HIS DAYS **HUNTING THE ANACONDA** THAT KILLED HIS DOG…





A film by Micah Van Hove
Introducing Guillermo Subauste
Executive Producer Jim Cummings
Executive Producer Benjamin Wiessner
Co-Producer Estephania Bonnett Alonso
Co-Producer Brett Pedersen
Co-Producer Juan Pablo Caballero
DoP Angello Faccini
Production Designer César Montoya
Screenplay Jeffrey Reeser
Composer Spencer Radcliffe





THIS IS **CHICO**.

HE WORKS AS A TRANSPORTER **(AN "ANT")** FOR AN ILLEGAL GOLD MINING ORGANIZATION.

HE IS CONSUMED BY **ONE THING: FINDING THE SNAKE THAT ATE HIS DOG.**



TOGETHER WITH HIS DIM-WITTED PARTNER **POÁLO**, CHICO ROUTINELY SETS **TRAPS FOR THE BASTARD SNAKE** ALONG THE RIVERBANKS.



FOR EXTRA CASH, THEY ESCORT TRAVELERS ACROSS THE RIVER.

ONE DAY WHILE ESCORTING AN AMERICAN SCIENTIST ACROSS THE RIVER, THEY ALL **SEE SOMETHING THEY SHOULDN'T...**

AVOIDING FURTHER TROUBLE, CHICO LAYS LOW AT HIS SHANTY.





VISIONS OF HIS DEAD DOG PLAGUE HIS MIND AND DREAMS...

WHEN THE BODY OF THE SCIENTIST IS FOUND IN ONE OF CHICO'S SNAKE TRAPS, ALARM BELLS GO OFF WITHIN THE MINING ORGANIZATION.

LOCAL & INTERNATIONAL PRESS OVER **THE DEATH OF THE SCIENTIST** BRINGS UNWANTED ATTENTION TO THE DEFORESTATION AND MINING IN THE REGION.



AS A PUNISHMENT, CHICO IS GIVEN A CELL PHONE BY THE ORGANIZATION AND TOLD TO ANSWER **WHENEVER IT RINGS.**



NOW TRACKABLE AND UNDER MOUNTING PRESSURE, CHICO HAS NO CHOICE BUT TO GET IN DEEPER…

AS NEWS TRAVELS FAST, POLITICIANS AND POLICE TRY TO KEEP THE REGION UNDER CONTROL.





MEANWHILE, NATIVE LOCALS BELIEVE THE JUNGLE HAS BEGUN OUTGASSING POISONOUS ANTI-HUMAN VAPORS…





CHICO REMAINS ON THE HUNT FOR THE ANACONDA — BUT WHO IS HUNTING WHO?





SUDDENLY, CHICO FINDS HIMSELF DEEP IN THE THROES OF AN AFFAIR WITH EVIL.

HIS ONLY ENEMY IS HIMSELF.
HIS ONLY WAY OUT IS THROUGH.

SNAKE OIL SONG IS AN EXHILARATING AND EXISTENTIAL MURDER MYSTERY IN THE JUNGLE, INSPIRED BY HYBRID FICTION AND HARD-BOILED FILM-NOIR TRADITION.

THE FILM FEATURES NEWCOMER TALENT **GUILLERMO SUBAUSTE** AND LOCAL CASTING THROUGHOUT ON-LOCATION PHOTOGRAPHY IN COLOMBIA, SOUTH AMERICA.

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CAMPAIGN LIVE NOW AT WEFUNDER.COM/SNAKE.OIL.SONG

"We had phenomenal results... better than the selections for best short film at the Academy Awards." - Werner Herzog (Mentor)

OFFICIAL SELECTION
22 FESTIVAL DE
CINE DE LIMA
2018

DIRECTOR
MICAH VAN HOVE

MICAH VAN HOVE IS A DIRECTOR AND PRODUCER WHO HAS BEEN EXPLORING THE POSSIBILITIES IN MICRO-BUDGET CINEMA SINCE 2009. HIS FIRST FEATURE FILM MENTHOL (FROM THE PRODUCER OF BOYZ N THE HOOD) PREMIERED AT THE 2014 SANTA BARBARA INTERNATIONAL FILM FESTIVAL. IN 2018, MICAH'S SHORT FILM DEL ARCO VACÍO WAS SELECTED AS THE #1 FINALIST FOR BLACK FACTORY CINEMA'S PROGRAM WITH WERNER HERZOG IN PERU.

"IN PERHAPS THE MOST JOYFUL FILMMAKING EXPERIENCE OF MY LIFE, IN MAY OF 2018 I ATTENDED A WORKSHOP WITH 48 INTERNATIONAL FILMMAKERS LIVING IN THE PERUVIAN JUNGLE WITH WERNER HERZOG. WHEN INSTRUCTED TO TAP INTO THE "FEVER DREAMS IN THE JUNGLE," I DISCOVERED A MAN IN THE RIVERSIDE CITY OF PUERTO MALDONADO. I WROTE A SHORT FILM, AND TO PREPARE FOR SHOOTING, I HIRED A FREELANCE TRANSLATOR TO WORK WITH ME AND MY ACTOR. WITHIN 30 MINUTES OF SHOOTING, I DECIDED TO CAST THE TRANSLATOR IN THE LEAD ROLE INSTEAD. OUR SUBSEQUENT SHORT FILM DEL ARCO VACÍO FINISHED #1 OUT OF THE HERZOG PROGRAM AND WITH THE DISCOVERY OF GUILLERMO 'CHINO' SUBAUSTE, I BEGAN BUILDING A PROJECT FOR US ON A LARGER CANVAS..."

EXECUTIVE PRODUCER
JIM CUMMINGS
JIM CUMMINGS WON THE 2016 **SUNDANCE AND 2018 SXSW GRAND JURY PRIZES FOR FILM.** HE HAS DIRECTED AND PRODUCED OVER 20 SHORT FILMS AND HAS GONE ON TO INSPIRE A FAST-APPROACHING GENERATION OF YOUNG AMERICAN FILMMAKING TALENT.

EXECUTIVE PRODUCER
BENJAMIN WEISSNER
PRODUCER OF *THUNDER ROAD, A MORNING LIGHT, BEAST BEAST* AND CO-FOUNDER OF THE **SHORT TO FEATURE LAB.**



CO-PRODUCER
ESTEPHANIA BONNETT ALONSO
ACKNOWLEDGED BY WERNER HERZOG AS PROMINENT ARTIST OF 2018. CO-PRODUCER OF THE FEATURE FILM BARACOA PREMIERED AT BERLINALE 2019 AND **WINNER AT MÁLAGA FF AND SHEFFIELD DOC/FEST.** PRODUCER OF WORKSHOPS FOR EMERGING TALENT **ALONGSIDE GREAT MASTERS OF CINEMA SUCH AS ABBAS KIAROSTAMI AND WERNER HERZOG.** SELECTED AS AN EMERGING PRODUCER IN THE INTERNATIONAL FILM FESTIVALS OF **ROTTERDAM AND JIHLAVA.**



CO-PRODUCER / ASSISTANT DIRECTOR
JUAN PABLO CABALLERO
JUAN PABLO IS A COMMERCIAL DIRECTOR BASED IN BOGOTÁ, COLOMBIA, AND **WINNER OF BEST SHORT FILM AT THE 2019 COLOMBIAN FILM FESTIVAL NEW YORK.** JUAN PABLO ENJOYS WORKING IN REMOTE PLACES AND WILLINGLY ACCEPTS THE OCCASIONAL AND **UNEXPECTED GIFTS FROM NATURE.**



CO-PRODUCER
BRETT PEDERSEN
CO-PRODUCER OF THE 2019 CATALYST FESTIVAL'S AWARD WINNING DRAMA PILOT *CHOSEN* **AND A SELECTION AT THE 2019 AUSTIN FILM FEST,** JACK-OF-ALL-TRADES FILMMAKER BRETT PEDERSEN HAS A THIRST FOR ADVENTURE AND GETTING THINGS DONE. BRETT'S GOOD VIBES MAKE HIM A WELCOME ADDITION TO ANY CHALLENGE — **HE'S CANADIAN, FOR GOD'S SAKE.**



DIRECTOR OF PHOTOGRAPHY
ANGELLO FACCINI
A DIRECTOR AND CINEMATOGRAPHER BASED IN BOGOTÁ, COLOMBIA. ANGELLO STUDIED FILMMAKING AT ESCAC IN BARCELONA. **WINNER OF BEST DOCUMENTARY SHORT AT THE 2018 PALM SPRINGS SHORT FEST AND NOMINATED FOR SHORT FILM GRAND JURY PRIZE AT SUNDANCE 2018 FOR** *DULCE.*



PRODUCTION DESIGNER
CÉSAR MONTOYA
ART DIRECTOR OF *LOST CITY OF Z* **(2016) AND** *ESCOBAR* **(2017),** CÉSAR IS CURRENTLY PART OF *THE COLLECTIVE OF* ***FILM ART DIRECTORS OF COLOMBIA,*** WHICH SEEKS TO STRENGTHEN AND ENRICH THE PROCESSES RELATED TO THE ART DIRECTION AND TRAIN NEW PROFESSIONALS IN COLOMBIAN CINEMATOGRAPHY.



SCREENWRITER/EDITOR
JEFFREY REESER
EDITOR OF FIVE FEATURE FILMS (TAKE NONE GIVE NONE, SHADOW OF A GUN) AND HAS WRITTEN TWO PRODUCED SCREENPLAYS BY THE AGE OF 27. **WINNER OF AUDIENCE AWARD AT 2018 KNOXVILLE FILM FEST FOR** *SHADOW OF A GUN*.

Contact
Spirit Ape Films
spiritapes@gmail.com

PROD. SNAKE OIL SONG-TEST

ROLL **A** 1   CHAP.   SHOT 1   TAKE

DIRECTOR MICAH VAN HOVE

D.P ANGELLO FACCINI

"How long can a man remain in the shade of an evil tree?"

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